RCG ETFs, Inc.

9 West 57th Street

Suite 5000

New York, New York 10019

September 24, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RCG ETFs, Inc. (the “Corporation”) Application for Withdrawal of Registration Statement on Form N-1A (File Nos. 333-259296 and 811-23740)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Corporation hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Corporation’s above-captioned registration statement on Form N-1A filed with the Commission on September 3, 2021 (together with all exhibits thereto, the “Registration Statement”). The Corporation is seeking to withdraw the Registration Statement as it has determined not to proceed with an offering at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement.

The Corporation intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Corporation has ceased to be an investment company on Form N-8F as soon as practicable.

If you have any questions regarding this application for withdrawal, please contact Paul M. Miller of Seward & Kissel LLP, counsel to the Corporation, at (202) 737-8833.

Sincerely,

By:	/s/ John B. Harris
John B. Harris
President and Chief
Executive Officer